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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2009

Washington, DC
110

SEC FILE NUMBER
8- 66619

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foresight Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Skokie Boulevard, Suite 200
(No. and Street)

Northbrook (City) Illinois (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Keefe 847-498-7999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kutchins, Robbins & Diamond, Ltd.
(Name – *if individual, state last, first, middle name*)

1101 Perimeter Drive, Suite 760, Schaumburg, Illinois 60173
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG
3/24

OATH OR AFFIRMATION

I, David Keefe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foresight Investments, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
LAURA J LAHERA
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 06/20/09

David B Keefe
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFIED PUBLIC ACCOUNTANTS

1101 PERIMETER DRIVE, SUITE 760 ■ SCHAUMBURG, IL 60173 ■ TEL 847.240.1040 ■ FAX 847.240.1055 ■ www.krdcpas.com

KUTCHINS
ROBBINS &
DIAMOND,
LTD.

INDEPENDENT AUDITORS' REPORT

To the Members of
Foresight Investments, LLC
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Foresight Investments, LLC (an Illinois limited liability company) as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foresight Investments, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Kutchins, Robbins & Diamond, Ltd.

Schaumburg, Illinois
February 23, 2009

FORESIGHT INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008
See notes to financial statements.

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	164,372
Commissions receivable		63,865
Miscellaneous receivables		5,318
Other current assets		23,110
Total current assets		256,665
PROPERTY AND EQUIPMENT		
Office equipment		7,117
Less: accumulated depreciation		(1,401)
Net property and equipment		5,716
OTHER ASSETS		
Security deposit		5,151
	$	267,532

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	1,558
Accrued expenses		2,490
Commissions payable		36,854
Total current liabilities		40,902
MEMBERS' EQUITY		226,630
	$	267,532

FORESIGHT INVESTMENTS, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008
See notes to financial statements.

REVENUES	
Commissions	$ 1,157,828
Interest income	7,329
Reimbursed broker expenses	39,926
Rental income	43,932
Rebates	155,046
Fund trailers	74,387
Annuity income	7,488
Miscellaneous income	7,976
Total revenues	1,493,912
EXPENSES	
Employee compensation and benefits	145,453
Commissions	514,655
Broker fees	210,947
Insurance	6,126
Depreciation expense	850
Professional fees	12,000
Telephone	16,688
Computer expense	10,517
Office expense	4,342
Office supplies	5,358
Postage and delivery	6,980
Quotes	37,344
Regulatory fees	17,132
Rent and utilities	76,951
Miscellaneous expense	15,957
Total expenses	1,081,300
NET INCOME	$ 412,612

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2008
See notes to financial statements.

BALANCE, DECEMBER 31, 2007	$	180,640
Net income		412,612
Distributions		(366,622)
BALANCE, DECEMBER 31, 2008	$	226,630

FORESIGHT INVESTMENTS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

See notes to financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	412,612
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		850
Change in assets and liabilities:		
Commissions receivable		31,493
Miscellaneous receivables		(919)
Other current assets		175
Accounts payable		1,558
Accrued expenses		(2,088)
Commissions payable		(23,025)
Net cash provided by operating activities		420,656
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of office equipment		(4,282)
Net cash used in investing activities		(4,282)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions		(366,622)
Net cash used in financing activities		(366,622)
NET INCREASE IN CASH AND CASH EQUIVALENTS		49,752
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		114,620
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	164,372

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008
See independent auditors' report.

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: Foresight Investments, LLC (Company), was organized in the state of Illinois in accordance with the Illinois Limited Liability Act on April 10, 2002. The Company is a registered securities broker-dealer conducting its business on a fully disclosed basis. The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As a limited liability company, members' liability is limited.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results could differ from those estimates.

Cash equivalents: For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. The Company has no allowance for doubtful accounts as management considers all commissions receivable to be fully collectible.

Property and equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on a five year estimated useful life.

Income taxes: The Company is a limited liability company which is treated as a partnership for tax purposes and therefore is not a taxpaying entity for federal income tax purposes. Therefore, no income tax expense has been recorded in the statements. Income is taxed to the members in their individual returns. The Company is subject to Illinois state replacement taxes.

COMMITMENTS

Operating lease: On May 1, 2006 the Company entered into an operating lease for two office suites which expires on July 31, 2009. The lease contains a three year option, which can be exercised at the discretion of the tenant. Monthly base rentals are on an escalating scale throughout the lease. The monthly base rental for 2008 was $5,715 from January through April and $5,858 from May through December. Rent expense for the year ended December 31, 2008 was $63,864. Future minimum rentals required under the lease for the year ending December 31, 2009 total $41,005. The Company is subleasing some of its' office space to traders under month to month agreements. Total minimum future rental payments have not been reduced by sublease rentals to be received in the future.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008
See independent auditors' report.

NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3 - 1), which requires the maintenance of minimum net capital of $100,000.

FINANCIAL INSTRUMENTS

Concentrations of credit risk: The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Concentration of credit risk arising from revenue and commissions receivable: For the year ended December 31, 2008 revenue from one major customer aggregated approximately 76% of the Company's total revenues. Commissions receivable due from this customer was $63,865 at December 31, 2008.

INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

SUBSEQUENT EVENT

On January 27, 2009, the Company received a letter from its major customer informing them that the broker monthly participation arrangement, which can range from $5,000 to $9,000 per month in income for the Company, will be cut back due to the lowering of the Federal Funds Target Rate. The Company is expected to have no income from this particular arrangement in 2009.

Supplementary Information
Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934

As of December 31, 2008

FORESIGHT INVESTMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

See independent auditors' report.

NET CAPITAL		
Total members' equity	$	226,630
Deductions and/or charges:		
Nonallowable assets:		
Miscellaneous receivables		5,318
Other current assets		23,110
Property and equipment, net		5,716
Security deposit		5,151
Net capital	$	187,335
AGGREGATE INDEBTEDNESS		
Accounts payable	$	1,558
Accrued expenses		2,490
Commissions payable		36,854
	$	40,902
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	2,727
Minimum dollar net capital required		100,000
Net capital requirement (greater of the two)		100,000
Excess net capital	$	87,335
Excess net capital at 1000%	$	183,245
RECONCILIATION TO UNAUDITED FORM K-17A-5 PART III		
Net capital reported above	$	187,335
Haircuts on securities - general money market fund		(1,107)
Net capital - per form X-17A-5 Part IIA	$	186,228

CERTIFIED PUBLIC ACCOUNTANTS
1101 PERIMETER DRIVE, SUITE 760 ■ SCHAUMBURG, IL 60173 ■ TEL 847.240.1040 ■ FAX 847.240.1055 ■ www.krdcpas.com

KUTCHINS
ROBBINS &
DIAMOND,
LTD.

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Foresight Investments, LLC
Northbrook, Illinois

In planning and performing our audit of the financial statements and supplemental schedule of Foresight Investments, LLC (the Company), for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded from loss against unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL (CONTINUED)

A *control deficiency* exists when the design or operation of a control doe not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, or report financial data reliably in accordance with generally accepted accounting principles such that there is a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We believe the following deficiencies constitute material weaknesses under auditing standards generally accepted in the United States of America:

> As is common in small operations, the Company has chosen to not employ personnel with the qualifications and training needed to prepare its financial statements, complete with notes, in accordance with accounting principles generally accepted in the United States of America. Accordingly, the Company is unable to, and has not, established internal controls over the financial reporting process.
>
> Due to the limited number of personnel, the Company has not established adequate segregation of duties. Individuals in the accounting department have the ability to initiate transactions, record the transactions, and reconcile the related accounting records.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kutchins, Robbins & Diamond, Ltd.

Schaumburg, Illinois
February 23, 2009

FORESIGHT INVESTMENTS, LLC

Financial Statements
December 31, 2008

(Filed as confidential information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934)

FORESIGHT INVESTMENTS, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2008

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